National Beverage Corp. 2011 Annual Report


National
Beverage
Corp.

Refreshing America…

(No Matter What!)

AMERICA: [*uh-mer-i-kuh*] – noun

1. *a new beginning*
2. *a dream for all*
3. *opportunity awaiting*
4. *home of National Beverage Corp.*

Synonym: *Hope*



Growing up in close proximity with many who came to America from another continent…is such a startling contrast to the eight-year-old texting on his Smart phone today.

Ideals • *Principles* • *Values* – seem to be obscured these days by *Energy* • *Eco* • *Green!* But, that young mind requires prioritizing – and needs to master which values are precious. Are these sacred values passed from generation to generation by love – the most profound teacher of all? Is America, the *beacon* America, our great America – a significant ideal for that wonderful, curious young mind? I *wish* so…

Reflecting...

Capital Markets, Wall Street, the Global Crisis, Homeland Politics, Wars, the General State of Emotions in America, etc., etc., etc.

Keeping one's eye on the ball these days – requires the characteristic of an Android! *Team National's* stellar execution in these 'worrisome' times is a testament to the fact that – many at National Beverage are doing just that. The facts listed below translate into commendable results – only people with genuine excellence can achieve:

- Two special cash payments, totaling $3.65 per share, were paid within the last nineteen months.
- FY2011 Revenues & Earnings – Both Historic Highs
- FY2011 Operating & Pretax Margin – Historic Highs
- FY2011 Shareholder Financial Matrix Ratios – Historic Highs
- FY2011 Owners' Enterprise Value – Historic High
- Marketing focus, operational efficiencies and aggressive innovation



T*eam National* has adopted four strong words in which all aspects of its dynamic efforts are encased:

FOCUS – FUNCTIONAL – EFFICACY – VALUE

From revenues to our shareholders – From innovation to our dividend payments...

From caring to our balance sheet – From refreshing to creating a memory...

AND

From jobs to cultural traditions – From our energy to your family's virtues...

"Thank you for allowing us – our beverages, our efforts and our caring – to be so much a part of your lives.

May our values enrich yours – and a heartfelt wish that... all of our future results be as refreshing as this excellent – FY2011!"

Nick

Nick A. Caporella
Chairman & Chief Executive Officer

FY2011 Financial Highlights

Return on Equity	36.7%
Return on Assets	19.3%
Shareholder Return (including Dividends)	39.8%
Growth vs. Prior Year	
Net Income	24.0%
Operating Profit	21.0%
EBITDA	16.2%
Free Cash Flow Per Share	$1.35
Cash Conversion Cycle	19.2 Days
Working Capital Ratio Pre-Cash Payment 2-14-11	3.1:1
Working Capital Ratio After-Cash Payment 2-14-11	1.4:1

FIZZ-cetera

- Big Shot Beverages celebrated its 75th Anniversary and honored Mr. Herman Marshall, an employee for over 63 years
- Donated over 500,000 8oz servings to community efforts and victims of disasters


Inherited Values
"I haven't learned to worry...
(but I've been taught wholesome values!")



Shasta–with Stature and Flavors for All!

In 1886, the French gifted the Statue of Liberty to its new friend–America. Just three years later, Shasta Beverages began its journey as a taste of American pride. Mineral water was drawn from the natural springs of California's majestic Mt. Shasta and loaded into wood-lined rail tanker cars...the first shipment to a Shasta bottling plant was made. More than 120 years later, America and Shasta still stand for wholesome American values and most importantly... the *freedom of choice.*


Dee·licious
for over 100 years!

Faygo–Founded on Flavoring Dreams

In 1907, two immigrants arrived in America–the land of dreams and opportunity–seeking a better life for their families. Their only possessions were a powerful work ethic and a creative idea for a unique beverage. These founders of Faygo, bakers in their homeland, invented carbonated sodas flavored with their frosting recipes. Faygo today–a revered brand with over 60 flavors distributed in more than 30 states–was born from the unmitigated hope and refusal to fail...of *American* trailblazers.


rip it
ENERGY FUEL
My Country–My Game–My Life
"Refreshing the endorphins…
(energizing my values!")

Clear Fruit

What is more American than a Sunday picnic in the park? Just try to imagine the woven picnic basket, the checkered table cloth, the ham and cheese sandwiches, and a splendid array of thirst-quenching Clear Fruit. Imagine the smooth, non-carbonated taste of a Peach Fling Clear Fruit as it clings to your lips...and be thankful for the simple pleasures of...our America (without the ants!).


clear fruit
clear fruit
clear fruit

Everfresh

Good health begins at home–and with a nutritious breakfast. An invigorating glass of Everfresh 100% Orange Juice has been waking up Midwesterners since the '50s. And now, brand-new tempting blends of Everfresh Pineapple Mango and Strawberry Banana flavors are joining eggs and waffles on the breakfast table. Wholesome Everfresh juices provide healthy refreshment–no matter what time you begin your day.

Mr. Pure

Shortly after the end of World War II, Moms began serving their families healthy and delicious Mr. Pure juices. A Midwestern staple, Mr. Pure is worthy of its longevity and its name. Clean, pure, honest enrichment that has been enjoyed for generations–including the *Greatest Generation*–Mr. Pure fruit juices equate with American fortitude.


APPLE
PURE
PURE
PURE


Faygo
Shasta
Precious Values
"Family Values–Loving Times…
(the true meaning of tradition!")


La Croix
free

LaCroix

LaCroix is *rocketing and sparkling* through the nation–providing a crisp, clean and healthy beverage alternative to Americans in all walks of life. Preserving our natural resources with a lower carbon footprint than imported brands, LaCroix sparkling waters are as pure, refreshing and confident as...American attitude!

Rip It

Rip It serves and honors American heroes. The soldier who stands alert with an energy boost, the Olympic-bound athlete who demands energized focus, the office worker who is boosted to make an impending deadline–they all thrive on Rip It. These self-reliant and confident loyalists prefer action to words–and they prefer Rip It.


rip it
RED ZONE
G-FORCE

Mega Sport

Weekend warriors and military troops have much in common–they need peak performance and *America's Inspiration* beside them...*All-Ways!* Mega Sport is an electrolyte-enhanced hydration performance drink that does it *ALL!* National Beverage is *mega-proud* to supply those who serve our country with *mega-might. Yes Sir...*


Discipline–Discipline–Discipline
"Mentally Strong–Morally Right…
(it's the way I enhance my destiny!")

Products & Beyond–More Than a Future

"See and Taste Our Imagination...
(we make our dreams–come true!")



LEMON TEA
Sundance
naturals
100% natural brewed tea with pure cane sugar & real fruit juice
spree
ALL NATURAL SODA
LEMON TANGERINE
no caffeine, preservatives, artificial ingredients
CALORIE
SODIUM

Robust and Innovative *Brand-de-licious!*

American patriots are known for achieving near-impossible feats, driven by a positive spirit that characterizes our countrymen. This positive and daring spirit inspires Americans to be creative and innovative risk-takers. Such is the driving force behind *Team National.* We are dreaming the inevitable, innovating the impossible and reaching the untouchable–over and over again! We never accept good–when *better* is available!

Scan Codes to Follow Us:



LaCroix on Facebook



St. Nicks for St. Jude on Facebook



Sundance Teas on Facebook

National Beverage Corp.

Financials

National Beverage Corp.

Selected Financial Data

(In thousands, except per share and footnote amounts)	Fiscal Year Ended April 30, 2011	May 1, 2010	May 2, 2009	May 3, 2008[1]	April 28, 2007
SUMMARY OF OPERATIONS:					
Net sales	**$600,193**	$593,465	$575,177	$566,001	$539,030
Cost of sales	**381,539**	396,450	405,322	393,420	365,793
Gross profit	**218,654**	197,015	169,855	172,581	173,237
Selling, general and administrative expenses	**155,885**	145,159	131,918	138,447	137,212
Interest expense	**99**	120	107	109	106
Other income (expense)—net	**(20)**	(351)	967	1,053	2,587
Income before income taxes	**62,650**	51,385	38,797	35,078	38,506
Provision for income taxes	**21,896**	18,532	14,055	12,598	13,824
Net income	**$ 40,754**	$ 32,853	$ 24,742	$ 22,480	$ 24,682
PER SHARE DATA:					
Basic net income[2]	**$ .88**	$ .71	$ .54	$ .49	$ .54
Diluted net income[2]	**.88**	.71	.54	.49	.54
Closing stock price[2]	**13.92**	11.60	10.47	8.05	13.13
Cash dividends paid[3]	**2.30**	1.35	—	.80	—
BALANCE SHEET DATA:					
Cash and equivalents[3]	**$ 7,372**	$ 68,566	$ 84,140	$ 51,497	$ 65,579
Working capital[3]	**30,930**	92,898	117,840	89,396	97,684
Property, plant and equipment—net	**55,337**	53,401	56,141	57,639	57,369
Total assets[3]	**182,810**	240,359	265,682	239,122	257,632
Deferred income tax liability	**14,548**	15,597	16,517	16,624	15,217
Shareholders' equity[3]	**80,336**	141,572	170,012	144,625	157,361
Cash dividends paid[3]	**106,314**	62,295	—	36,711	—

(1) Fiscal 2008 consisted of 53 weeks.

(2) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 20% stock dividend distributed on June 22, 2007.

(3) The Company paid special cash dividends of $106,314,000 ($2.30 per share), $62,295,000 ($1.35 per share) and $36,711,000 ($.80 per share) on February 14, 2011, January 22, 2010 and August 17, 2007, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations


SEC
Mail Processing
Section
SEP 12 2011
Washington, DC
105

OVERVIEW

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

We consider ourselves to be a leader in the development and sale of flavored beverage products in the United States, offering a wide selection of flavored soft drinks, juices, sparkling waters, energy drinks and nutritionally-enhanced waters. Our flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, each of which has over 50 flavor varieties. We also offer the health-conscious consumer a diverse line of flavored beverage products, including Everfresh®, Home Juice® and Mr. Pure® 100% juice and juice-based products; LaCroix®, Crystal Bay® and ClearFruit® flavored, sparkling and spring water products; and ÀSanté® nutritionally-enhanced waters. In addition, we produce and market Rip It® energy drinks, Ohana® fruit-flavored drinks, St. Nick's® holiday soft drinks, as well as effervescent powder beverage enhancers sold under the NutraFizz® brand name. Substantially all of our brands are produced in twelve manufacturing facilities that are strategically located near major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for certain retailers and beverage companies ("allied brands").

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors, supporting the franchise value of regional brands and expanding those brands with distinctive packaging and broad demographic emphasis, developing and acquiring innovative products tailored toward healthy lifestyles and appealing to the "quality-value" expectations of the family consumer. We believe the "regional share dynamics" of our brands results in more retailer sponsored promotional activities which perpetuate consumer loyalty within local markets.

Our focus is to increase penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel consists of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail in this market, we have undertaken several measures to expand convenience channel distribution. These measures include development of new products and serving sizes specifically targeted for this market, such as ClearFruit, Crystal Bay, Rip It and ÀSanté. Additionally, we have created proprietary and specialized packaging with distinctive graphics for these products. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

RESULTS OF OPERATIONS

Net Sales Net sales for the fiscal year ended April 30, 2011 ("Fiscal 2011") increased 1.1% to $600,193,000 as compared to $593,465,000 for the fiscal year ended May 1, 2010 ("Fiscal 2010"). The sales improvement is due to case volume growth of 13.2% for our premium brand portfolio, and a 1.2% increase in unit pricing resulting from favorable product mix changes. This sales improvement was partially offset by a 2.1% volume decline for branded carbonated soft drinks due to weak demand in certain regional markets.

Net sales for the fiscal year ended May 1, 2010 increased 3.2% to $593,465,000 as compared to $575,177,000 for the fiscal year ended May 2, 2009 ("Fiscal 2009"). The net sales increase reflects case volume growth of 1.2% for our energy drinks, juices and waters and 5.1% for branded carbonated soft drinks. In addition, unit pricing increased .9% largely due to favorable product mix changes. This improvement was partially offset by a decline in allied branded volume.

Gross Profit Gross profit approximated 36.4% of net sales for Fiscal 2011, which represents a 3.2% margin improvement over Fiscal 2010. This gross margin improvement is primarily due to favorable changes in brand and package mix. Cost of sales decreased 3.7% on a per case basis.

Gross profit approximated 33.2% of net sales for Fiscal 2010 and 29.5% of net sales for Fiscal 2009. The gross margin improvement was due to higher sales volume, favorable changes in product mix and lower raw material costs. Cost of sales decreased 4.4% on a per case basis.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $155,885,000 or 26.0% of net sales for Fiscal 2011 compared to $145,159,000 or 24.5% of net sales for Fiscal 2010. The increase in expenses was primarily due to additional investment in expanded distribution, including expanded marketing and selling programs. Marketing costs reflect increased cooperative advertising programs with customers and increased brand support expenditures.

Selling, general and administrative expenses were $145,159,000 or 24.5% of net sales for Fiscal 2010 compared to $131,918,000 or 22.9% of net sales for Fiscal 2009. The increase in expenses was primarily due to higher marketing and administrative costs. Marketing costs reflect increased cooperative advertising programs with customers and increased brand support expenditures.

Interest Expense and Other Income—Net Interest expense is comprised of interest on borrowings and fees related to maintaining lines of credit. Other income includes interest income of $140,000 for Fiscal 2011, $229,000 for Fiscal 2010 and $865,000 for Fiscal 2009. The decline in interest income for Fiscal 2011 and Fiscal 2010 was primarily due to lower investment yields. Other income for Fiscal 2009 includes a gain of $728,000 related to a legal settlement concerning certain leased property. See Note 7 of Notes to Consolidated Financial Statements.

Income Taxes Our effective tax rate was approximately 34.9% for Fiscal 2011, 36.1% for Fiscal 2010 and 36.2% for Fiscal 2009. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of the manufacturing deduction and state income taxes. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources Our principal source of funds is cash generated from operations, which may be supplemented by borrowings available under our credit facilities. The Company maintains a $50,000,000 unsecured revolving credit facility of which $2,639,000 was utilized for standby letters of credit at April 30, 2011. On July 8, 2011, we entered into an additional revolving credit facility which increased our total credit availability to $75,000,000. We believe that existing capital resources will be sufficient to meet our capital requirements for the foreseeable future. See Note 4 of Notes to Consolidated Financial Statements.

We continually evaluate capital projects to expand our production capacity, enhance packaging capabilities or improve efficiencies at our manufacturing facilities. Expenditures for property, plant and equipment amounted to $11,389,000 for Fiscal 2011; there were no material capital expenditure commitments at April 30, 2011.

The Company paid special cash dividends of $106,314,000 ($2.30 per share) on February 14, 2011 and $62,295,000 ($1.35 per share) on January 22, 2010.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $6,002,000 for Fiscal 2011, $5,935,000 for Fiscal 2010 and $5,752,000 for Fiscal 2009. At April 30, 2011, management fees payable to CMA were $1,519,000. See Note 5 of Notes to Consolidated Financial Statements.

Cash Flows During Fiscal 2011 and Fiscal 2010, cash flow was significantly impacted by the payment of two special cash dividends aggregating $168,609,000.

During Fiscal 2011, $55,302,000 was provided by operating activities, offset by $11,312,000 used in investing activities and a special cash dividend payment of $106,314,000. Cash provided by operating activities increased $917,000 primarily due to higher earnings and cash used in investing activities increased $2,998,000 due to expanded capital investments.

During Fiscal 2010, $54,385,000 was provided by operating activities, which was offset by $8,314,000 used in investing activities and $61,645,000 used in financing activities. Cash provided by operating activities increased $18,556,000 primarily due to higher earnings. Cash used in investing activities increased $4,823,000 due to changes in net marketable securities transactions and higher capital expenditures. Cash used in financing activities includes a special cash dividend payment of $62,295,000.

Financial Position During Fiscal 2011, our working capital decreased $61,968,000 to $30,930,000 due to the special cash dividend paid in February 2011. Inventory decreased $1,319,000 due to reduced inventory quantities. Prepaid and other assets increased $4,219,000 primarily due to an increase in derivative assets. See Note 6 of Notes to Consolidated Financial Statements. At April 30, 2011, the current ratio was 1.4 to 1, as compared to 2.3 to 1 at May 1, 2010.

During Fiscal 2010, our working capital decreased $24,942,000 to $92,898,000 due to the special cash dividend paid in January 2010. Inventory decreased $4,940,000 due to lower raw material costs and reduced inventory levels. Prepaid and other assets decreased $1,368,000 primarily due to changes in income tax receivables. At May 1, 2010, the current ratio was 2.3 to 1, as compared to 2.7 to 1 at May 2, 2009.

CONTRACTUAL OBLIGATIONS

Contractual obligations at April 30, 2011 are payable as follows:

(In thousands)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$17,202	$ 4,842	$ 4,946	$3,376	$4,038
Purchase commitments	77,571	49,874	27,697	—	—
Total	$94,773	$54,716	$32,643	$3,376	$4,038

We have guaranteed the residual value of certain leased equipment in the amount of $11,300,000. If the proceeds from sale of such equipment are less than the balance required by the lease when the lease terminates in July 2012, the Company shall be required to pay the difference up to such guaranteed amount.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan. Contributions were $2,534,000 for Fiscal 2011, $2,309,000 for Fiscal 2010 and $2,304,000 for Fiscal 2009.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claim payments vary significantly, we are not able to reasonably estimate future payments for the specific periods indicated in the table above. In connection with our self-insurance programs, we have standby letters of credit aggregating $2,639,000, which expire in fiscal 2012. We expect to renew these standby letters of credit.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs comprise the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. At times, we manage our exposure to this risk through the use of supplier pricing agreements that enable us to establish the purchase prices for certain commodities. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

Interest Rates We had no debt-related interest rate exposure during Fiscal 2011. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market investments, the yields of which fluctuate based largely on short-term Treasury rates.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 and include statements contained in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, pricing of competitive products, success in acquiring other beverage businesses, success of new product and flavor introductions, fluctuations in the costs of raw materials and packaging supplies, ability to pass along cost increases to our customers, labor strikes or work stoppages or other interruptions in the employment of labor, continued retailer support for our products, changes in consumer preferences and our success in creating products geared toward consumers' tastes, success in implementing business strategies, changes in business strategy or development plans, government regulations, taxes or fees imposed on the sale of our products, unseasonably cold or wet weather conditions and other factors referenced in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

National Beverage Corp.

Consolidated Balance Sheets

(In thousands, except share amounts)	April 30, 2011	May 1, 2010
ASSETS		
Current assets:		
Cash and equivalents	$ 7,372	$ 68,566
Trade receivables—net of allowances of $452 (2011) and $509 (2010)	55,912	53,834
Inventories	33,353	34,672
Deferred income taxes—net	1,493	3,367
Prepaid and other assets	8,403	4,184
Total current assets	106,533	164,623
Property, plant and equipment—net	55,337	53,401
Goodwill	13,145	13,145
Intangible assets	1,615	1,615
Other assets	6,180	7,575
	$182,810	$240,359
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 49,257	$ 48,428
Accrued liabilities	26,214	23,170
Income taxes payable	132	127
Total current liabilities	75,603	71,725
Deferred income taxes—net	14,548	15,597
Other liabilities	12,323	11,465
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued	150	150
Common stock, $.01 par value—75,000,000 shares authorized; 50,262,139 shares (2011) and 50,188,819 shares (2010) issued	503	502
Additional paid-in capital	29,725	28,150
Retained earnings	65,207	130,767
Accumulated other comprehensive income	2,751	3
Treasury stock—at cost:		
Preferred stock—150,000 shares	(5,100)	(5,100)
Common stock—4,032,784 shares	(12,900)	(12,900)
Total shareholders' equity	80,336	141,572
	$182,810	$240,359

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp.

Consolidated Statements of Income

(In thousands, except per share amounts)	Fiscal Year Ended **April 30, 2011**	 May 1, 2010	 May 2, 2009
Net sales	**$600,193**	$593,465	$575,177
Cost of sales	**381,539**	396,450	405,322
Gross profit	**218,654**	197,015	169,855
Selling, general and administrative expenses	**155,885**	145,159	131,918
Interest expense	**99**	120	107
Other income (expense)—net	**(20)**	(351)	967
Income before income taxes	**62,650**	51,385	38,797
Provision for income taxes	**21,896**	18,532	14,055
Net income	**$ 40,754**	$ 32,853	$ 24,742
Net income per share:			
Basic	**$ .88**	$ .71	$ .54
Diluted	**$ .88**	$ .71	$ .54
Weighted average common shares outstanding:			
Basic	**46,188**	46,065	45,999
Diluted	**46,373**	46,294	46,191

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp.

Consolidated Statements of Shareholders' Equity

(In thousands)	Fiscal Year Ended April 30, 2011	May 1, 2010	May 2, 2009
NUMBER OF COMMON SHARES ISSUED			
Beginning of year	**50,189**	50,045	49,982
Stock options exercised	**73**	144	63
End of year	**50,262**	50,189	50,045
PREFERRED STOCK			
Beginning and end of year	**$ 150**	$ 150	$ 150
COMMON STOCK			
Beginning of year	**502**	500	500
Stock options exercised	**1**	2	—
End of year	**503**	502	500
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**28,150**	27,153	26,508
Stock options exercised	**208**	264	245
Stock-based compensation	**446**	349	340
Stock-based tax benefits	**921**	384	60
End of year	**29,725**	28,150	27,153
RETAINED EARNINGS			
Beginning of year	**130,767**	160,209	135,467
Net income	**40,754**	32,853	24,742
Cash dividends	**(106,314)**	(62,295)	—
End of year	**65,207**	130,767	160,209
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**3**	—	—
Cash flow hedges	**2,748**	3	—
End of year	**2,751**	3	—
TREASURY STOCK—PREFERRED			
Beginning and end of year	**(5,100)**	(5,100)	(5,100)
TREASURY STOCK—COMMON			
Beginning and end of year	**(12,900)**	(12,900)	(12,900)
TOTAL SHAREHOLDERS' EQUITY	**$ 80,336**	$141,572	$170,012
COMPREHENSIVE INCOME			
Net income	**$ 40,754**	$ 32,853	$ 24,742
Cash flow hedges	**2,748**	3	—
Comprehensive income	**$ 43,502**	$ 32,856	$ 24,742

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp.

Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended April 30, 2011	May 1, 2010	May 2, 2009
OPERATING ACTIVITIES:			
Net income	$ 40,754	$ 32,853	$ 24,742
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,356	12,350	11,782
Deferred income tax benefit	(694)	(1,026)	(474)
Loss on disposal of property, net	82	791	363
Stock-based compensation	446	349	340
Changes in assets and liabilities:			
Trade receivables	(2,078)	(99)	(4,549)
Inventories	1,319	4,940	(858)
Prepaid and other assets	(1,215)	8	2,774
Accounts payable	829	423	(1,798)
Accrued and other liabilities	4,503	3,796	3,507
Net cash provided by operating activities	55,302	54,385	35,829
INVESTING ACTIVITIES:			
Marketable securities purchased	—	—	(109,450)
Marketable securities sold	—	—	112,450
Additions to property, plant and equipment	(11,389)	(8,349)	(6,658)
Proceeds from sale of property, plant and equipment	77	35	167
Net cash used in investing activities	(11,312)	(8,314)	(3,491)
FINANCING ACTIVITIES:			
Common stock cash dividend	(106,314)	(62,295)	—
Proceeds from stock options exercised	209	266	245
Stock-based tax benefits	921	384	60
Net cash provided by (used in) financing activities	(105,184)	(61,645)	305
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(61,194)	(15,574)	32,643
CASH AND EQUIVALENTS—BEGINNING OF YEAR	68,566	84,140	51,497
CASH AND EQUIVALENTS—END OF YEAR	$ 7,372	$ 68,566	$ 84,140
OTHER CASH FLOW INFORMATION:			
Interest paid	$ 101	$ 124	$ 107
Income taxes paid	20,816	18,541	11,114

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30 and, as a result, an additional week is added every five or six years. Fiscal 2011, Fiscal 2010 and Fiscal 2009 consisted of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Derivative Financial Instruments We use derivative financial instruments to partially mitigate our exposure to changes in raw material costs. All derivative financial instruments are recorded at fair value in our Consolidated Balance Sheets. We do not use derivative financial instruments for trading or speculative purposes. Credit risk related to derivative financial instruments is managed by requiring high credit standards for counterparties and frequent cash settlements. See Note 6.

Fair Value The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of our derivative financial instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts we would receive upon sale, taking into consideration current market prices and creditworthiness. See Note 6.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of April 30, 2011 and May 1, 2010 consisted of non-amortizable trademarks.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 30, 2011 are comprised of finished goods of $20,215,000 and raw materials of $13,138,000. Inventories at May 1, 2010 are comprised of finished goods of $21,104,000 and raw materials of $13,568,000.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, totaled $52,926,000 in Fiscal 2011, $44,749,000 in Fiscal 2010 and $34,860,000 in Fiscal 2009.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 185,000 shares in Fiscal 2011, 229,000 shares in Fiscal 2010 and 192,000 shares in Fiscal 2009. Options to purchase 291,000 shares in Fiscal 2011, 18,000 shares in Fiscal 2010 and 33,000 shares in Fiscal 2009 were not included in the calculation of diluted net income per share because these options were antidilutive.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss pass to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $45,071,000 in Fiscal 2011, $43,004,000 in Fiscal 2010 and $44,096,000 in Fiscal 2009. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation Compensation expense for stock-based compensation awards is recognized over the vesting period based on the grant-date fair value estimated using the Black-Scholes model. See Note 9.

Trade Receivables We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	**Fiscal 2011**	Fiscal 2010	Fiscal 2009
Balance at beginning of year	**$ 509**	$ 445	$266
Net charge to expense	**67**	340	221
Net charge-off	**(124)**	(276)	(42)
Balance at end of year	**$ 452**	$ 509	$445

As of April 30, 2011 and May 1, 2010, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of April 30, 2011 and May 1, 2010 consisted of the following:

(In thousands)	**2011**	2010
Land	**$ 9,779**	$ 9,779
Buildings and improvements	**47,374**	44,415
Machinery and equipment	**132,709**	128,029
Total	**189,862**	182,223
Less accumulated depreciation	**(134,525)**	(128,822)
Property, plant and equipment—net	**$ 55,337**	$ 53,401

Depreciation expense was $9,294,000 for Fiscal 2011, $10,263,000 for Fiscal 2010 and $9,456,000 for Fiscal 2009.

3. ACCRUED LIABILITIES

Accrued liabilities as of April 30, 2011 and May 1, 2010 consisted of the following:

(In thousands)	**2011**	2010
Accrued compensation	**$ 9,862**	$ 8,192
Accrued promotions	**7,130**	7,324
Accrued insurance	**2,078**	2,388
Other	**7,144**	5,266
Total	**$26,214**	$23,170

4. DEBT

At April 30, 2011, a subsidiary of the Company maintained a $50,000,000 unsecured revolving credit facility with a bank (the "Credit Facility"). The Credit Facility expires on April 30, 2013 and, currently, any borrowings would bear interest at .3% above LIBOR or, at our election, .5% below the bank's reference rate. At April 30, 2011, $2,639,000 of the Credit Facility was used for standby letters of credit and $47,361,000 was available for borrowings.

The Credit Facility requires the subsidiary to maintain certain financial ratios, principally debt to net worth and debt to EBITDA (as defined in the loan agreement), and contains other restrictions, none of which are expected to have a material effect on our operations or financial position. At April 30, 2011, we were in compliance with all loan covenants and approximately $1,320,000 of retained earnings was restricted from distribution.

On July 8, 2011, the subsidiary entered into an additional $25,000,000 unsecured revolving credit facility with a bank which expires on July 8, 2013 and contains similar financial covenants.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

The Company paid special cash dividends of $106,314,000 ($2.30 per share) on February 14, 2011 and $62,295,000 ($1.35 per share) on January 22, 2010.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock, of which 502,060 shares have been purchased. There were no shares purchased during the three fiscal years ended April 30, 2011.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. Under the terms of the agreement, CMA provides, subject to the direction and supervision of the Board of Directors of the Company, (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer and Chief Financial Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. In order to fulfill its obligations under the management agreement, CMA employs numerous individuals, whom, acting as a unit, provide management, administrative and creative functions for the Company. The management agreement provides that the Company will pay CMA an annual base fee equal to one percent of the consolidated net sales of the Company, and further provides that the Compensation and Stock

Option Committee and the Board of Directors may from time to time award additional incentive compensation to CMA. No incentive compensation has been paid from the inception of the agreement through Fiscal 2011. We incurred management fees to CMA of $6,002,000 for Fiscal 2011, $5,935,000 for Fiscal 2010 and $5,752,000 for Fiscal 2009. Included in accounts payable at April 30, 2011 and May 1, 2010 were amounts due CMA of $1,519,000 and $2,823,000, respectively.

6. DERIVATIVE FINANCIAL INSTRUMENTS

We have entered into various aluminum swap contracts to partially mitigate our exposure to changes in the cost of aluminum cans through April 2012. The financial instruments were designated and accounted for as a cash flow hedge. Accordingly, gains or losses attributable to the effective portion of the cash flow hedge are reported in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings through cost of sales in the period in which the hedged transaction affects earnings. The ineffective portion of the change in fair value of our cash flow hedge was immaterial. The following summarizes the gains (losses) recognized in the Consolidated Statements of Income and AOCI relative to the cash flow hedge for Fiscal 2011 and Fiscal 2010:

(In thousands)	**Fiscal 2011**	Fiscal 2010
Recognized in AOCI—		
Gain before income taxes	**$3,650**	$603
Less income tax provision	**1,299**	214
Net	**2,351**	389
Reclassified from AOCI to cost of sales—		
(Loss) gain before income taxes	**(617)**	599
Less income tax (benefit) provision	**(220)**	213
Net	**(397)**	386
Net change to AOCI	**$2,748**	$ 3

As of April 30, 2011, the notional amount of our outstanding aluminum swap contracts was $15,302,000 and, assuming no change in the commodity prices, $4,069,000 of unrealized net gain (before tax) will be reclassified from AOCI and recognized in earnings over the next twelve months. See Note 1.

As of April 30, 2011 and May 1, 2010, the fair value of derivative assets was $4,271,000 and $4,000, respectively, which was included in Prepaid and other assets. Such valuation does not entail a significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 in the fair value hierarchy as they are observable market based inputs or unobservable inputs that are corroborated by market data.

7. OTHER (EXPENSE) INCOME

Other (expense) income consisted of the following:

(In thousands)	**Fiscal 2011**	Fiscal 2010	Fiscal 2009
Interest income	**$140**	$ 229	$ 865
Gain on legal settlement	**—**	—	728
Loss on disposal of property, net	**(82)**	(291)	(363)
Other (expense), net	**(78)**	(289)	(263)
Total	**$ (20)**	$(351)	$ 967

8. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	**Fiscal 2011**	Fiscal 2010	Fiscal 2009
Current	**$22,590**	$19,558	$14,529
Deferred	**(694)**	(1,026)	(474)
Total	**$21,896**	$18,532	$14,055

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of April 30, 2011 and May 1, 2010 consisted of the following:

(In thousands)	**2011**	2010
Deferred tax assets:		
Accrued expenses and other	**$ 4,893**	$ 4,995
Inventory and amortizable assets	**497**	490
Total deferred tax assets	**5,390**	5,485
Deferred tax liabilities:		
Property	**16,889**	17,704
Intangibles and other	**1,556**	11
Total deferred tax liabilities	**18,445**	17,715
Net deferred tax liabilities	**$13,055**	$12,230
Current deferred tax assets—net	**$ 1,493**	$ 3,367
Noncurrent deferred tax liabilities—net	**$14,548**	$15,597

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.4**	2.8	2.4
Manufacturing deduction benefit	**(3.0)**	(2.0)	(2.0)
Other differences	**.5**	.3	.8
Effective income tax rate	**34.9%**	36.1%	36.2%

As of April 30, 2011, the gross amount of unrecognized tax benefits was $4,687,000, of which approximately $448,000 was recognized as tax expense in Fiscal 2011. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $3,700,000. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in "Other liabilities" in the accompanying consolidated balance sheets, is as follows:

(In thousands)	**Fiscal 2011**	Fiscal 2010	Fiscal 2009
Beginning balance	**$3,997**	$3,662	$3,166
Increases due to current period tax positions	**857**	391	533
Decreases due to lapse of statute of limitations	**(167)**	(56)	(37)
Ending balance	**$4,687**	$3,997	$3,662

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of April 30, 2011, unrecognized tax benefits included accrued interest of $560,000, of which approximately $59,000 was recognized as tax expense in Fiscal 2011.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. Federal income tax returns for fiscal years subsequent to 2006 are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending after fiscal 2006.

9. STOCK-BASED COMPENSATION

Our stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the stockholders.

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The vesting schedule and exercise price of these options are tied to the recipient's ownership level of Common Stock and the terms generally allow for the reduction in exercise price upon each vesting period. The Board of Directors also authorized the issuance of options to purchase up to 50,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. Generally, stock option grants have an exercise price equal to the fair market value of our common stock on the date of grant and have a 10-year term. The fair value of stock options is amortized to expense over the vesting period.

Stock options granted in Fiscal 2011 and Fiscal 2010 were 301,500 shares and 3,000 shares, respectively. There were no stock options or other stock-based awards granted in Fiscal 2009. The weighted average Black-Scholes fair value assumptions for stock options granted are as follows: weighted average expected life of 7.5 years for Fiscal 2011 and 8.0 years for Fiscal 2010; weighted average expected volatility of 48.6% for Fiscal 2011 and 52.2% for Fiscal 2010; weighted average risk free interest rates of 2.8% for Fiscal 2011 and 3.4% for Fiscal 2010; and expected dividend yield of 4.3% for Fiscal 2011 and 4% for Fiscal 2010. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options. Forfeitures were estimated based on historical experience.

The following is a summary of stock option activity for Fiscal 2011:

	Number of Shares	Price[(a)]
Options outstanding, beginning of year	414,120	$ 3.96
Granted	301,500	11.34
Exercised	(73,320)	2.86
Cancelled	(40,680)	7.30
Options outstanding, end of year	601,620	7.51
Options exercisable, end of year	230,517	3.88

(a) Weighted average exercise price.

Stock-based compensation expense was $446,000 for Fiscal 2011, $349,000 for Fiscal 2010 and $340,000 for Fiscal 2009. The total fair value of shares vested was $135,000 for Fiscal 2011, $402,000 for Fiscal 2010 and $304,000 for Fiscal 2009. The total intrinsic value for stock options exercised was $799,000 for Fiscal 2011, $1,498,000 for Fiscal 2010 and $217,000 for Fiscal 2009. Net cash proceeds from the exercise of stock options were $209,000 for Fiscal 2011, $266,000 for Fiscal 2010 and $245,000 for Fiscal 2009. Stock-based income tax benefits aggregated $921,000 for Fiscal 2011, $384,000 for Fiscal 2010 and $60,000 for Fiscal 2009. The weighted average fair value for stock options granted was $6.35 for Fiscal 2011 and $7.43 for Fiscal 2010.

As of April 30, 2011, unrecognized compensation expense related to the unvested portion of our stock options was $1,834,000, which is expected to be recognized over a weighted average period of 4.7 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of April 30, 2011 was 4.9 years and $3,854,000, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of April 30, 2011 was 3.6 years and $2,314,000, respectively.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of April 30, 2011, no shares have been issued under the plan.

10. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2020. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $9,952,000 for Fiscal 2011, $8,920,000 for Fiscal 2010 and $7,679,000 for Fiscal 2009.

Our minimum lease payments under non-cancelable operating leases as of April 30, 2011 were as follows:

(In thousands)	
Fiscal 2012	$ 4,842
Fiscal 2013	2,911
Fiscal 2014	2,035
Fiscal 2015	1,807
Fiscal 2016	1,569
Thereafter	4,038
Total minimum lease payments	$17,202

We have guaranteed the residual value of certain leased equipment in the amount of $11,300,000. If the proceeds from sale of such equipment are less than the balance required by the lease when the lease terminates in July 2012, the Company shall be required to pay the difference up to such guaranteed amount.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan. Contributions were $2,534,000 for Fiscal 2011, $2,309,000 for Fiscal 2010 and $2,304,000 for Fiscal 2009.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of April 30, 2011, we had purchase commitments for raw materials of $49,874,000 for Fiscal 2012 and $27,697,000 for Fiscal 2013.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. We do not expect the ultimate disposition of such matters to have a material adverse effect on our consolidated financial position or results of operations.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2011				
Net sales	**$165,030**	**$151,127**	**$131,926**	**$152,110**
Gross profit	**58,488**	**56,355**	**49,530**	**54,281**
Net income	**12,053**	**10,207**	**7,407**	**11,087**
Net income per share—basic	**$ .26**	**$ .22**	**$ .16**	**$ .24**
Net income per share—diluted	**$ .26**	**$ .22**	**$ .16**	**$ .24**
FISCAL 2010				
Net sales	$162,831	$149,571	$131,462	$149,601
Gross profit	50,523	50,797	42,740	52,955
Net income	9,793	8,324	5,525	9,211
Net income per share—basic	$ .21	$ .18	$ .12	$ .20
Net income per share—diluted	$ .21	$ .18	$ .12	$ .20

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Beverage Corp.

We have audited the accompanying consolidated balance sheets of National Beverage Corp. as of April 30, 2011 and May 1, 2010 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011. We also have audited National Beverage Corp.'s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Beverage Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of April 30, 2011 and May 1, 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, National Beverage Corp. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Fort Lauderdale, Florida
July 14, 2011

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on The NASDAQ Global Select Market under the symbol "FIZZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal Year Ended			
	April 30, 2011		May 1, 2010	
	High	**Low**	High	Low
First Quarter	**$14.41**	**$10.77**	$11.64	$ 9.25
Second Quarter	**$15.23**	**$12.32**	$12.00	$ 9.55
Third Quarter	**$15.45**	**$12.44**	$14.50	$10.37
Fourth Quarter	**$14.69**	**$12.30**	$11.82	$10.75

At July 5, 2011, there were approximately 4,300 holders of our Common Stock, the majority of which hold their shares in the names of various dealers and/or clearing agencies.

The Company paid special cash dividends of $106,314,000 ($2.30 per share) on February 14, 2011 and $62,295,000 ($1.35 per share) on January 22, 2010. See Note 4 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the last three fiscal years.

Performance Graph

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on April 29, 2006, assuming reinvestment of dividends, in (i) our Common Stock, (ii) the NASDAQ Composite Index and (iii) a company-constructed peer group consisting of Coca-Cola Bottling Company Consolidated and Cott Corporation. On October 2, 2010, the North American operations of Coca-Cola Enterprises Inc. were acquired by The Coca-Cola Company; therefore, Coca-Cola Enterprises is no longer included in the company-constructed peer group.


Comparison of 5 Year Cumulative Total Return
$160
$140
$120
$100
$80
$60
$40
$20
$0
4/29/06
4/28/07
5/3/08
5/2/09
5/1/10
4/30/11
National Beverage
NASDAQ
PEER GROUP

	4/29/06	4/28/07	5/3/08	5/2/09	5/1/10	**4/30/11**
National Beverage Corp.	$100.00	$102.54	$ 67.53	$87.83	$107.64	**$151.24**
NASDAQ Composite	100.00	111.24	107.01	75.98	109.83	**129.57**
Peer Group	100.00	111.04	42.48	43.30	71.01	**82.86**

National Beverage Corp.

Corporate Data

Directors

Nick A. Caporella
Chairman of the Board & Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founding Partner
CGR Advisors

Samuel C. Hathorn, Jr.*
Retired Chief Executive Officer
Trendmaker Development Co.

Joseph P. Klock, Jr., Esq.*
Partner
Rasco, Klock, Reininger, Perez, Esquenazi, Vigil & Nieto

Stanley M. Sheridan*
Retired President
Faygo Beverages, Inc.

*Member Audit Committee

Corporate Management

Nick A. Caporella
Chairman of the Board & Chief Executive Officer

Joseph G. Caporella
President

George R. Bracken
Senior Vice President–Finance

Dean A. McCoy
Senior Vice President & Chief Accounting Officer

Brent R. Bott
Senior Director–Consumer Marketing

Gregory J. Kwederis
Senior Director–Beverage Analyst

Timothy C. Barker
Director–Strategic IT

Richard S. Berkes
Director–Risk Management

Glenn G. Bryan
Director–Tax

Vanessa C. Walker
Director–Strategic Brand Management

Gregory P. Cook
Controller

Subsidiary Management

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

John R. Hagan
Senior Executive Vice President
Shasta Beverages, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages Intl., Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation Intl., Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Beverage Vending Company
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Intl., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

Corporate Offices

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, September 30, 2011 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, FL 32827

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com

Stock Exchange Listing

Common Stock is listed on The NASDAQ Global Select Market–symbol *FIZZ*.

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-313-1476
www.bnymellon.com/shareowner/equityaccess

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
Fort Lauderdale, FL

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

National Beverage Corp.

8100 Southwest Tenth Street • Fort Lauderdale, Florida 33324
954.581.0922 • www.nationalbeverage.com